SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S/A
CNPJ/MF Number 02.558.124/0001 -12
NIRE 3330026237-7
Publicly Traded Company
CVM Registration Number 01764-7

NOTICE OF CALL

GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

The Shareholders of EMBRATEL PARTICIPAÇÕES S/A are hereby invited to attend the General Ordinary and Extraordinary Shareholders’ Meetings that will be held at the Company’s headquarters, located at Rua Regente Feijó, n.º 166, room 1687-B, Downtown, City and State of Rio de Janeiro, on April 24th, 2006, at 10.30am, to deliberate on the following Agenda:

I. In General Ordinary Meeting:

(i) Verification of the Management’s accounts, examination, discussion and approval of the Financial Statements and the Administration Report related to the fiscal year ended on December 31st, 2005;
(ii) Deliberate on the destination of the results related to the fiscal year ended on December 31st, 2005 and on the proposal of Company capital budget related to the fiscal year of 2006;
(iii) Definition of the annual overall compensation of the Company’s administrators for the fiscal year of 2006; and
(iv) Election of the members of the Fiscal Council and definition of their respective compensation.

II. In General Extraordinary Meeting:

(i) Analyze and deliberate on the celebration of hiring services contracts between its controlled company, Empresa Brasileira de Telecomunicações S.A. – Embratel and subsidiaries, from one side, and related parties, from other side, as documents made available to shareholders at Company headquarters.

GENERAL INSTRUCTIONS:

A) Powers of Attorney should be filed at the Company headquarters within forty-eight hours before the Shareholders Meeting.

B) Shareholders participating in Fungible Custody of Nominative Shares of the Stock Exchanges willing to take part at this Meeting shall present a statement, informing their respective shareholding, issued two (02) days before the Meeting thereof.

C) The documents and proposals related to items of the Agenda are available to shareholders at Company headquarters.

Rio de Janeiro, April 03rd. , 2006.

Carlos Henrique Moreira
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.